UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 14, 2021

(Date of Report (Date of earliest event reported))

FUNDRISE BALANCED EREIT II, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4465115
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisition

The Mason Vero Beach Controlled Subsidiary - Vero Beach, FL

On December 14, 2021, we directly acquired ownership of a “majority-owned subsidiary”, WP VeroBch MF-FL Holdings, LLC (the “Mason Vero Beach Controlled Subsidiary”), in which we have the right to receive a preferred economic return for a purchase price of approximately $600,000, which is the initial stated value of our equity interest in a new investment round in the Mason Vero Beach Controlled Subsidiary (the “Mason Vero Beach Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Mason Vero Beach Controlled Subsidiary, for a purchase price of approximately $5,400,000 (the “Mason Vero Beach Interval Fund Investment” and, together with the Mason Vero Beach Balanced eREIT II Investment, the “Mason Vero Beach Investment''). The Mason Vero Beach Investment is expected to total $6,000,000. The Mason Vero Beach Controlled Subsidiary is expected to use the proceeds from the Mason Vero Beach Investment to construct a 175-unit multifamily property totaling approximately 155,000 square feet of rentable area located at 7590 20th St, Vero Beach, FL 32966 (the “Mason Vero Beach Property”).

The Mason Vero Beach Controlled Subsidiary is managed by Waypoint Residential (“Waypoint”). Waypoint is a vertically integrated real estate investment firm focused on the U.S. residential sector. Since 2011, Waypoint has invested over $2 billion across more than 20,000 multifamily and student housing units located in the South, Southeast, and Midwest markets. Waypoint is comprised of more than 60 professionals in six offices with senior management averaging over 25 years of real estate investment and management experience throughout the U.S.

Pursuant to the agreements governing the Mason Vero Beach Investment, our consent is required for all major decisions regarding the Mason Vero Beach Property. In addition, we are entitled to receive a preferred economic return of 11.0% per annum on the Mason Vero Beach Investment, which will accrue until December 31, 2024 (the “Mason Vero Beach Redemption Date”). The Mason Vero Beach Controlled Subsidiary has the ability to extend the Mason Vero Beach Redemption Date with one 18-month extension, subject to certain conditions. The Mason Vero Beach Controlled Subsidiary may redeem the Mason Vero Beach Investment in whole or in part without penalty at any point during the term of the Mason Vero Beach Investment. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Mason Vero Beach Investment.

Simultaneous with the closing of the Mason Vero Beach Initial Investment, senior financing was obtained through a $21,427,000 secured loan from First Horizon (the “Mason Vero Beach Senior Loan”). The Mason Vero Beach Senior Loan features a 3-year term floating rate loan with full term interest only and a rate of LIBOR + 275 bps.

The Mason Vero Beach Property is located on an approximately 22-acre land plot. Upon development completion, the Mason Vero Beach Property is expected to contain five, three-story wood-frame buildings with surface parking and detached garages. The units are divided between one-bedroom, two-bedroom and three-bedroom units. The community amenities will include package lockers, clubhouse with social areas, e-lounge, and coffee bar, fitness center with yoga/spin room, grill area and fire pit, pool, clubhouse, and detached garage parking.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE BALANCED EREIT II, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 20, 2021